This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

October 11, 2005

Item 3: Press Release

A Press release dated and issued October 11, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Ventures Ltd. is pleased to announce that a second airborne survey is underway.

Item 5: Full Description of Material Change

Highlights:

▪

Second airborne survey

▪

2,259 line km of high resolution gravity-gradiometry survey at Helmer Lake

▪

February 2005 VTEM TM survey profiled strong magnetic and electromagnetic targets

▪

Extensive summer fieldwork details alteration zones and uranium boulder trains

October 11, 2005, Vancouver, BC – CanAlaska Ventures Ltd. (TSX.V – CVV) is pleased to announce that a second airborne survey, using BHP Billiton's Falcon™ high-resolution airborne gravity-gradiometry system over its Helmer Lake property, is underway.  The property is located on the northern rim of the Athabasca Basin near the Fond du Lac uranium deposit.

The Company has previously flown a deep penetrating electromagnetic VTEM™ survey over its land position in this area.  This survey was successful and gave the Company detailed information on a major magnetic feature with a strong conductive halo, as well as major structural disconformities.  Previous surveys had indicated boulder trains with up to 2.4% U3O8.  Extensive prospecting and boulder sampling this summer has confirmed at least four areas of highly anomalous clay alteration and coincident uranium rich boulder trains. The "unconformity" target in this area is between 200 and 300 metres in depth.  There are further areas to the south side of the property which are up to 800 metres in depth due to major topographic relief coincident with the Grease River fault zone.  This fault zone is considered by the Company to play an integral part in the localization of uranium mineralization in the area.

BHP Billiton's “Falcon™” high-resolution airborne gravity-gradiometry system measures very subtle changes in the earth's gravitational field while simultaneously collecting magnetic and radiometric data. This data will be used to enhance drill target areas.

N
W
E
S
CanAlaska
Ventures Ltd.
NE
NE Project
WEST
Lake Athabasca
Helmer
Alberta
Hodgson
Waterbury
Arnold
West McArthur
Cree West
McTavish
Moon
SE
Geikie
Cree East
Key
Legend
Uranium Deposits
Athabasca Basin
CanAlaska Projects
Other Dispositions
Exclusions
CanAlaska Projects in Hectares
Total Hectares - 671,253 (1,658,666 Acres)
Alberta - 128,912
Arnold - 24,285
Cree East - 26,906
Cree West - 12,860
Geikie - 4,835
NE Project - 198,438
Helmer - 43,609
Hodgson - 30,262
Key - 5,493
Lake Athabasca - 104,347
McTavish - 38,282
Moon - 4,785
Waterbury - 12,417
West McArthur - 35,822
CVV Project Locations In the Athabasca Basin
Map Drafted by Brian King, September 2005
1:1,500,000
0 25 50 100 150 200
Kilometers

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

       October 11, 2005

Date

“Taryn Downing”

_______________________________

Signature of authorized signatory

     Taryn Downing

Print name of signatory

     Corporate Secretary

Official capacity